82-3550

RELATÓRIO DA ADMINISTRAÇÃO E DEMONSTRAÇÕES FINANCEIRAS

Em 31 de março de 2002



Companhia Suzano de Papel e Celulose

dlw 10/9

SUZANO



COMPANHIA SUZANO DE PAPEL E CELULOSE

RELATÓRIO DA ADMINISTRAÇÃO

PRIMEIRO TRIMESTRE DE 2002

O primeiro trimestre transcorreu em clima de expectativas com relação aos episódios no Oriente Médio, gerando especulações com o preço do petróleo. No âmbito doméstico, as autoridades monetárias vêm agindo cóm cautela na condução da política de juros. A despeito de terem ocorrido duas discretas reduções nos juros básicos de 0,25 pontos percentuais cada uma, no encerramento do trimestre a taxa encontrava-se ainda em 18,5%, tendo sido mantida nesse patamar na última reunião do Copom em 17 de abril último. A divulgação da inflação de março, de 0,60%, pressionada principalmente pelos preços administrados pelo governo, ficou acima das previsões, acumulando alta de 1,49% no trimestre e dificultando o cumprimento da meta estabelecida para o ano. Em contra-partida, a melhoria no cenário externo, com a recuperação da economia americana, o expressivo fluxo de recursos para o País e os sucessivos êxitos nas emissões de títulos brasileiros no exterior têm reduzido a pressão sobre o câmbio, permanecendo este estável desde o final de 2001, aliviando, por esse lado, a pressão sobre os preços.

A economia doméstica, que já vinha mostrando sinais de moderada recuperação ao final de 2001, por conta do fim do racionamento de energia confirmou essa tendência, principalmente, no segmento de bens duráveis, devendo este movimento se disseminar para o restante da economia no decorrer do ano.

O segmento de papel e celulose não experimentou, no primeiro trimestre, crescimento significativo de demanda no mercado doméstico. A Companhia, contudo, direcionou maiores volumes para o mercado de exportação, movimento que contribuiu para o acréscimo de 4% no volume de vendas em comparação com o primeiro trimestre do ano passado.

PRODUÇÃO E MERCADO – PRIMEIRO TRIMESTRE DE 2002

VOLUMES DE PRODUÇÃO

Em 1.000 toneladas	SUZANO	BAHIA SUL	TOTAL DA PRODUÇÃO
Celulose	**107**	**138**	**245**
Papel de imprimir e escrever	69	59	128
Papel Couché	17	-	17
Papelcartão	48	-	48
TOTAL PAPÉIS	**134**	**59**	**193**

VOLUMES DE VENDAS

Em 1.000 toneladas	SUZANO			BAHIA SUL			SUZANO + BAHIA SUL		
	M.I	M.E	TOTAL	M.I	M.E	TOTAL	M.I	M.E	TOTAL
Papel Imp/Esc.	32	31	63	28	25	53	60	56	116
Papel Couché	13	1	14	-	-	-	13	1	14
Papelcartão	30	17	47	-	-	-	30	17	47
Total papéis	**75**	**49**	**124**	**28**	**25**	**53**	**103**	**74**	**177**
Celulose	4	-	4	13	80	93	17	80	97
TOTAL	**79**	**49**	**128**	**41**	**105**	**146**	**120**	**154**	**274**



COMPANHIA SUZANO DE PAPEL E CELULOSE

CELULOSE: No decorrer do trimestre houve redução dos estoques, sendo que os estoques NORSCAN atingiram 1,7 milhão de toneladas. Os preços da celulose de eucalipto apresentam recuperação após o final do trimestre: em abril houve aumento de US$ 30 por tonelada, tendo sido anunciado um novo aumento de US$ 30 por tonelada para maio.

A planta de celulose da Suzano operou dentro da capacidade nominal de 420 mil toneladas/ano, atingindo no trimestre, produção de 107 mil t, cerca de 8% acima da produção do primeiro trimestre de 2001. As vendas totalizaram 4 mil toneladas, direcionadas totalmente para o mercado doméstico.

PAPÉIS E PAPELCARTÃO: O volume de produção no trimestre foi de 134 mil toneladas, 4,7% acima do mesmo período do ano anterior. O volume total de vendas foi de 124 mil toneladas, 4,4% superior ao primeiro trimestre de 2001.

Os preços médios ficaram acima do primeiro trimestre do ano anterior.

RESULTADOS

A Receita operacional líquida elevou-se para R$ 250,7 milhões neste trimestre, contra R$ 217,5 milhões no primeiro trimestre de 2001, com crescimento de 15,3%. O acréscimo no volume total de vendas de 4,1%, o "mix" de vendas nos mercados doméstico e internacional, a ligeira recuperação de preços em Reais no período e a incorporação da Divisão SPP, a partir de setembro de 2001, que gerou receita de R$ 12,4 milhões pela venda de produtos de outros fabricantes, foram os responsáveis pelo incremento da receita.

O Custo das vendas de R$ 166,5 milhões foi 15,0% superior àquele do primeiro trimestre do ano anterior, excluindo-se R$ 10,8 milhões atribuídos aos produtos vendidos de outros fornecedores através da SPP. O acréscimo de 4,1% no volume de vendas, o maior valor da depreciação, a recomposição de margem de alguns fornecedores de matérias-primas, os aumentos de custos fixos e de energia elétrica, que ocorreram durante o ano de 2001 foram os responsáveis pela diminuição da margem bruta. Cabe ressaltar, que o Lucro bruto, na comparação entre os trimestres, em valores absolutos evoluiu 2,6%, cerca de R$ 2,1 milhões.

O Resultado da atividade (Lucro bruto menos Despesas administrativas e comerciais – EBIT) passou de R$ 52,2 milhões para R$ 50,6 milhões, pelo acréscimo de Despesas administrativas e comerciais. No entanto, a geração de caixa operacional, mensurada pelo critério "EBITDA", elevou-se de R$ 67,8 milhões, no primeiro trimestre do ano passado, para R$ 68,7 milhões neste trimestre, com acréscimo de 1,2%.

As Despesas financeiras líquidas passaram de R$ 61,6 milhões para R$ 16,4 milhões devido à estabilidade do Real neste trimestre. Entretanto, esta estabilização cambial reduziu os resultados das aplicações financeiras da controlada no exterior Suzanopar Investimentos Ltd., razão pela qual a equivalência proporcionada por essa controlada foi inferior à posição apresentada no primeiro trimestre de 2001.

Como reflexo, o resultado total de equivalência patrimonial atingiu R$ 26,8 milhões, contra R$ 112,3 milhões no primeiro trimestre de 2001.

Na comparação entre os trimestres, passou-se de um resultado líquido de R$ 92,1 milhões em 2001 para R$ 26,6 milhões neste ano.

EMPRESAS CONTROLADAS/COLIGADAS

BAHIA SUL CELULOSE S.A.

A produção nos três primeiros meses de 2002 foi de 147 mil toneladas de produtos, 0,2% menor que a de igual período do ano anterior, sendo 88 mil toneladas de celulose e 59 mil toneladas de papel.

O volume vendido neste trimestre foi de 146 mil toneladas de celulose e papel (72% para o mercado externo), 17,2% superior ao primeiro trimestre do ano anterior, em função do aumento da demanda no mercado internacional. As vendas de celulose foram de 93 mil toneladas (86% para o mercado externo) e as de papel de 53 mil toneladas (47% para o mercado externo).

A receita líquida de vendas neste trimestre foi de R$ 173,9 milhões, 3,7% superior à de igual período do ano anterior, fruto da combinação do aumento de 17,2% no volume vendido com a redução de 11,5% no preço médio dos produtos.

A geração de caixa operacional, medida pelo EBITDA alcançou no trimestre R$ 82,2 milhões, 9,3% menor que a de igual período do ano anterior.

A relação "Dívida Líquida/EBITDA (anualizado)" evoluiu de um multiplicador 2,2 ao final do primeiro trimestre de 2001 para um multiplicador 3,0 devido à captação de recursos direcionados para o investimento na Portucel.

O Lucro líquido foi de R$ 24 milhões, contra um lucro líquido de R$ 8 milhões no mesmo período de 2001. Esse resultado foi decorrente da menor desvalorização cambial no período, do maior volume de vendas, que compensaram a queda dos preços de celulose e papel no mercado internacional quando comparados com o primeiro trimestre do ano anterior.

SUZANOPAR INVESTIMENTOS LTD.

Os resultados decorreram de sua geração própria e da equivalência patrimonial na controlada Suzanopar International S.A.

SITUAÇÃO PATRIMONIAL

A geração total de recursos no trimestre foi de R$ 97,6 milhões, sendo R$ 35,0 milhões de geração própria, complementados por outros recursos de R$ 62,6 milhões, principalmente ingressos de financiamentos através de operações de Pré-pagamentos.

As principais aplicações destinaram-se a:

Imobilizações, no montante de R$ 30,4 milhões, sendo R$ 5,6 milhões em reflorestamentos e o restante, basicamente, em projetos de melhorias de processos, melhoria de qualidade e início do Projeto "Q", de ampliação da planta de celulose em cerca de 105 mil toneladas/ano.

MERCADO DE AÇÕES

No decorrer do primeiro trimestre as ações da Companhia registraram na Bolsa de Valores de São Paulo – BOVESPA – um volume total de 462 negócios, envolvendo 3.315 mil títulos e movimentando valor equivalente a US$ 9,26 milhões. O preço da ação apresentou valorização de 33,9% no trimestre, enquanto que o IBOVESPA (Índice BOVESPA) desvalorizou 2,5%.

A cotação da ação na BOVESPA, em 31 de março de 2002, fechou em R$ 7,50. Cabe salientar que a partir do dia 02 de abril de 2002, as ações da Companhia Suzano passaram a ser negociadas ex-cisão. O preço de estréia atribuído pela Bolsa foi de R$ 4,59/ação, utilizado como referência para a formação dessa cotação a proporção percentual do Patrimônio cindido da Companhia, aplicada sobre a cotação de fechamento da ação da Companhia no dia 01 de abril. O valor patrimonial da ação em 31 de março era de R$ 6,02.

PERSPECTIVAS

A atenção dos mercados está voltada para os conflitos no Oriente Médio, e as repercussões no preço do petróleo. Nos EUA, a recuperação econômica parece já ser consenso entre os especialistas, captados pelos principais indicadores que medem o desempenho da economia. A despeito dessa recuperação, seus efeitos ainda são tênues no mercado de celulose e papel.

No ambiente interno, os indicadores continuam positivos, traduzindo-se numa taxa de câmbio comportada até o encerramento deste Relatório. A despeito da divulgação da taxa de inflação de março acima do esperado pelo mercado, elevando as projeções para a taxa anual, espera-se que não ultrapasse o topo da meta.

O desenlace da crise no Oriente, com a estabilização no preço do petróleo será o fator propulsor de crescimento das economias internacionais e o controle da inflação no cenário interno. Este seria o fator que levaria a autoridade monetária a promover uma redução mais drástica nas taxas de juros, contribuindo para uma recuperação mais vigorosa do crescimento da economia.

BALANÇOS PATRIMONIAIS
(Em milhares de Reais)

ATIVO	**31.03.02**	**31.12.01**
CIRCULANTE		
Disponibilidades	24.508	11.779
Aplicações financeiras	1.871	8.637
Contas a receber de clientes	166.699	169.794
Estoques	125.053	117.413
Dividendos a receber	606	23.810
Outros créditos	12.749	14.803
Impostos e contribuições a compensar	24.489	19.449
Impostos e contribuições diferidos	6.831	6.737
Despesas antecipadas	5.745	6.156
	368.551	378.578
REALIZÁVEL A LONGO PRAZO		
Empresas relacionadas	31.570	31.372
Impostos a compensar	5.247	4.316
Impostos e contribuições diferidos	26.114	22.706
Depósitos judiciais	8.427	8.340
Outros créditos	259	254
	71.617	66.988
PERMANENTE		
Investimentos	1.946.625	1.923.365
Imobilizado	687.138	675.098
Diferido	1.953	1.633
	2.635.716	2.600.096
	3.075.884	3.045.662

PASSIVO	**31.03.02**	**31.12.01**
CIRCULANTE		
Fornecedores	65.746	60.704
Financiamentos e empréstimos	290.586	289.953
Impostos a vencer	10.327	7.420
Remunerações e encargos a pagar	17.681	28.153
Contas a pagar	12.329	7.789
Empresas relacionadas	637	626
Dividendos propostos	50.315	50.316
Imposto de renda e contribuição social	11.375	32.504
	458.996	477.465
EXÍGIVEL A LONGO PRAZO		
Financiamentos e empréstimos	691.126	703.024
Empresas relacionadas	408.081	400.185
Imposto de renda e contribuição social diferidos	101.684	102.653
Provisão para contingências	44.155	43.793
Provisão para perda em investimento	41.341	17.639
	1.286.387	1.267.294
PATRIMÔNIO LÍQUIDO		
Capital social	53.945	53.945
Reservas de capital	26.741	23.774
Reservas de reavaliação	47.402	54.141
Reservas de lucros	1.169.043	1.169.043
Lucros acumulados	33.370	
	1.330.501	1.300.903
	3.075.884	3.045.662



DEMONSTRAÇÕES DE RESULTADOS
(Em milhares de Reais)

	Períodos findos em 31 de março	
	2002	**2001**
Receita operacional bruta	295.533	255.285
Impostos sobre as vendas	(44.823)	(37.752)
Receita operacional líquida	250.710	217.533
Custo das vendas	(166.453)	(135.401)
Lucro bruto	84.257	82.132
Despesas com vendas	(15.760)	(14.892)
Despesas gerais e administrativas	(15.389)	(13.896)
Honorários da administração	(2.522)	(1.112)
Despesas financeiras	(29.500)	(78.400)
Receitas financeiras	13.063	16.816
Equivalência patrimonial	26.758	112.288
Amortização de ágio	(6.624)	
Resultado operacional	54.283	102.936
Receitas (despesas) não operacionais	(25.355)	148
Lucro antes da Contribuição Social e do Imposto de Renda	28.928	103.084
Contribuição social	(1.876)	(2.504)
Imposto de renda	2.833	(6.128)
Lucro antes da participação nos lucros	29.885	94.452
Participação dos empregados nos lucros	(3.255)	(2.359)
Lucro líquido do período	26.630	92.093
Lucro por ação – R$	0,120	0,416
Quantidade de ações ao final do período	221.194.380	221.194.380

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS
(Em milhares de Reais)

	Períodos findos em 31 de março	
	2002	**2001**
ORIGENS DOS RECURSOS		
Das operações		
Lucro líquido do período	26.630	92.093
Despesas (receitas) que não afetam o capital circulante líquido:		
• Depreciação, exaustão e amortização	18.075	15.594
• Custo contábil de ativos permanentes baixados	1.214	
• Imposto de renda e contribuição social diferidos	(506)	16.010
• Resultado da equivalência patrimonial	(26.758)	(112.288)
• Dividendos de coligada		6.451
• Ganho por diluição de participação		(34)
• Amortização de ágio	6.624	
• Provisões (reversão)		(6.170)
• Variações monetárias de longo prazo	9.741	18.996
	35.020	30.652
Outros recursos		
• Ingresso de financiamentos e empréstimos a longo prazo	61.512	9.503
• Baixas do realizável a longo prazo	1.094	12.002
	62.606	21.505
TOTAL DAS ORIGENS	97.626	52.157
APLICAÇÕES DE RECURSOS		
No ativo permanente		
Inversões no imobilizado	30.419	30.284
Inversões em investimentos	1.512	317
Diferido	339	802
	32.270	31.403
No realizável a longo prazo	4.838	9.357
Transferência do exigível a longo prazo para o circulante	52.076	51.874
Ações em tesouraria		1.563
TOTAL DAS APLICAÇÕES	89.184	94.197
VARIAÇÃO NO CAPITAL CIRCULANTE LÍQUIDO	8.442	(42.040)
Ativo circulante	(10.027)	(3.869)
Passivo circulante	(18.469)	38.171

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS

(Em milhares de Reais)

1. DEMONSTRAÇÕES FINANCEIRAS

Elaboradas de acordo com a Lei das Sociedades por Ações e normas complementares da Comissão de Valores Mobiliários, seguindo as mesmas práticas contábeis adotadas na elaboração das demonstrações financeiras anuais.

2. PRINCIPAIS CONTAS CONTÁBEIS DO BALANÇO

	31.03.02	31.12.01
Clientes		
País	186.791	188.637
Exterior	107.353	99.221
Saques descontados	(107.353)	(98.249)
Provisão para créditos duvidosos	(20.092)	(19.815)
	166.699	169.794
Estoques		
Produtos acabados	61.598	48.573
Produtos em elaboração	6.233	8.547
Matérias-primas	23.075	24.592
Materiais auxiliares, manutenção e outros	34.147	35.701
	125.053	117.413
Imobilizado		
Custo	1.509.472	1.490.737
Depreciação acumulada	(822.334)	(815.639)
	687.138	675.098

Empréstimos e financiamentos

	Indexador	Juros	31.03.02 Curto prazo	31.03.02 Longo prazo	31.12.01
BNDES	US$	5% a.a.	2.992	-	-
BNDES	TJLP	9,3% a 11% a.a.	26.513	66.302	98.396
FINAME	TJLP	9% a 10,75% a.a.	6.866	14.558	22.162
Importações	US$	5,1% a 8,75% a.a.	9.827	5.398	18.217
Adiantamentos de Contrato de Câmbio	US$	4% a 6% a.a.	93.430	-	114.453
Securitização	US$	LIBOR + 2% a 9% a.a.	138.740	564.376	679.536
Debêntures não conversíveis em ações	ANBID	ANBID + 1,5% a.a.	6.085	-	11.696
Empréstimos exterior	US$	8,90% a 9,2128% a.a.	6.133	40.492	48.517
	Dívida total		290.586	691.126	992.977

Os empréstimos e financiamentos vencem como seguem:

2003	215.176	232.503
2004	252.826	247.922
2005	153.466	151.832
2006	66.980	65.015
2007	2.678	5.752
	691.126	703.024

DÍVIDA COM A CONTROLADORA

Em 07 de maio de 2001, a controladora NemoFeffer S.A. repassou para esta Companhia um empréstimo obtido no exterior no montante de R$ 398.536, equivalentes a US$ 160 milhões, assumindo a Companhia a obrigação de reembolsar à NemoFeffer S.A. por todos os custos e encargos por ela suportados.

O empréstimo obtido pela NemoFeffer S.A. tem vencimento único em outubro/2006 e juros de 7,90% a.a.

3. PROVISÃO PARA CONTINGÊNCIAS

Constituída para cobrir riscos decorrentes de ações trabalhistas (R$ 11.308) e ações judiciais de tributos (R$ 32.847) registrado com base na avaliação dos assessores jurídicos.

4. PROVISÃO PARA PERDA EM INVESTIMENTOS

Em 11 de janeiro de 2002 foi alterado o regime cambial da Argentina, modificando a lei de conversibilidade de pesos para moeda estrangeira.

O impacto dessa medida nas contas e nos negócios da controlada Stenfar S.A.I.C., resultou na apuração de um patrimônio líquido negativo de $ 50.706 mil pesos em 31.03.02.

Assim sendo, foi registrada uma provisão para perda no montante de R$ 23.702, no resultado do trimestre, classificada no resultado não operacional, complementando a provisão constituída em 31.12.01. O valor total da provisão em 31.03.02, registrada no exigível a longo prazo, é de R$ 41.341.

5. AÇÕES EM TESOURARIA

A Companhia mantém 3.969.000 ações preferenciais em tesouraria, cujo valor de mercado em 31de março de 2002 era de R$ 29.767.

6. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

Imposto de renda - calculado à alíquota de 15% sobre o lucro tributável, acrescido do adicional de 10%.

Contribuição social - calculada à alíquota de 9% sobre o lucro contábil ajustado. Imposto de renda e contribuição social diferidos - calculados sobre os prejuízos fiscais, sobre a base negativa da contribuição social e sobre diferenças temporais.

7. INVESTIMENTOS

	Investimentos		Equivalência Patrimonial	
	31.03.02	31.12.01	31.03.02	31.03.01
Controladas e coligadas				
Suzanopar Investimentos Ltd.	553.570	544.786	8.784	108.341
Bahia Sul Celulose S.A. (1)	1.115.634	1.098.216	17.418	3.281
Comercial e Agrícola Paineiras Ltda.	11.818	11.213	605	(232)
Nemo International	9.111	8.963	149	
Outras	323	1	(198)	
Suzano Química Ltda.				(2.367)
SPP-Nemo S/A. Indl e Coml Export.				3.265
soma	1.690.456	1.663.179	26.758	112.288
Outros investimentos	19.745	17.138		
Ágio (2)	236.424	243.048	(6.624)	
TOTAL	1.946.625	1.923.365	20.134	112.288

(1) Em 7 de maio de 2001 a Companhia adquiriu a totalidade da participação da Companhia Vale do Rio Doce na Bahia Sul Celulose S.A., passando a deter 100% do capital votante e 72,82% do capital total.

(2) Refere-se, principalmente, ao ágio apurado na aquisição da participação da Companhia Vale do Rio Doce na Bahia Sul Celulose S.A., fundamentado em rentabilidade futura e amortizável no prazo de 10 anos.

8. INSTRUMENTOS FINANCEIROS

Considerando os termos da Instrução Normativa CVM nº 235/95, a Companhia procedeu a uma avaliação dos seus ativos e passivos contábeis em 31 de março de 2002 com relação aos seus valores de mercado, concluindo que estes estão adequadamente apresentados.

Visando minimizar os riscos de taxas de juros, a Companhia realizou operações de "swap" para fixar as taxas de juros de determinados empréstimos em moeda estrangeira no limite de US$ 92 milhões.

9. AVAIS E FIANÇAS

As garantias prestadas à sua controlada e coligadas, em 31 de março de 2002 e 31 de dezembro de 2001, eram as seguintes:

	31.03.02	31.12.01
Bahia Sul Celulose S.A.		
BNDES	225.636	231.039
Garantia solidária com a Suzano Petroquímica S.A.		
Polibrasil Resinas S.A.		
Contrato de linha de crédito FMO	77.443	36.025
BNDES	15.533	13.038
	92.976	49.063

As garantias assumidas pela Companhia, cujas transferências por cisão para a Suzano Petroquímica S.A. estão em processo de homologação são as seguintes:

Petroflex Indústria e Comércio S.A.		
BNDES	11.669	11.638
Banco do Brasil – privatização COPERBO	2.747	3.326
	14.416	14.964
Politeno Indústria e Comércio S.A.		
IFC – modernização de planta	4.827	4.758
Total	19.243	19.722

A Companhia possuia, em 31 de março de 2002, operações de vendor em aberto com seus clientes no montante de R$ 16.725 (R$30.830 em 31/12/2001).

10. CAPITAL SOCIAL

O capital social é composto de 97.374.458 ações ordinárias com direito a voto e 127.788.922 ações preferenciais sem direito a voto.

11. FECHAMENTO DE CAPITAL

Através de Fato Relevante conjunto, publicado em 6 de fevereiro de 2002 a Companhia e sua controlada Bahia Sul Celulose S.A. (Bahia Sul), comunicaram ao mercado a intenção de proceder ao fechamento do capital da Bahia Sul. Para tal a Companhia fará oferta de compra das ações da Bahia Sul aos demais acionistas. O preço ofertado pelas ações da Bahia Sul, de R$ 646,43 para o lote de 1.000 ações, constituirá um crédito do vendedor perante a Companhia, utilizável exclusivamente para subscrever ações preferenciais em aumento de capital que a Companhia fará ao preço de emissão de R$ 12,96 por ação. A relação resultante dos dois preços - o de compra e o de subscrição - são resultantes de avaliações econômico-financeiras das duas empresas procedidas separadamente pelo Banco J. P. Morgan S.A. e pelo Banco UBS Warburg S.A.

12. EVENTO SUBSEQÜENTE

No dia 18 de abril de 2002, a Companhia protocolou junto à CVM documentação adaptando o pedido de registro de oferta pública, mencionado na nota acima, aos termos da Instrução CVM n. 361/01.

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

AO
CONSELHO DE ADMINISTRAÇÃO E ACIONISTAS DA
COMPANHIA SUZANO DE PAPEL E CELULOSE
SÃO PAULO - SP

Efetuamos uma revisão especial das informações trimestrais (ITR) da Companhia Suzano de Papel e Celulose referentes ao trimestre findo em 31 de março de 2002, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis emanadas da legislação societária brasileira.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas para que essas estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

26 de abril de 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Contador CRC 1SP141128/O-2

CONSELHO DE ADMINISTRAÇÃO

Boris Tabacof
Presidente
Augusto Esteves de Lima Junior
Vice-Presidente
Antonio de Souza Corrêa Meyer
Conselheiro
Claudio Thomaz Lobo Sonder
Conselheiro
David Feffer
Conselheiro
Daniel Feffer
Conselheiro
Jorge Feffer
Conselheiro

DIRETORIA

David Feffer
Diretor Presidente
Daniel Feffer
Diretor Vice-Presidente Corporativo
Adhemar Magon
Diretor Vice-Presidente e de Relações com Investidores
José Carlos Penteado Masagão
Diretor Vice-Presidente
Sergio Arthur Ferreira Alves
Diretor Vice-Presidente
Pedro Cornacchione
Diretor
Murilo Cesar Lemos dos Santos Passos
Diretor
Carlos Pontinha Pereira
Diretor de Distribuição e Mercado Interno
José Carlos Macedo Ferreira
Diretor de Recursos Naturais
Antonio Carlos Araújo
Diretor de Exportação
José Marcos Vettorato
Diretor Industrial
Bernardo Szpigel
Diretor Financeiro
Rogério Ziviani
Diretor de Negócios Internacionais e Logística
Elio Luiz Regis de Sousa
Diretor de Divisão

Orlando de Souza Dias
Gerente de Controladoria Geral - CRC-1-SP 048.141/0-3

Celso Ratto
Contador - CRC-1-SP 136.282/0-1

REALIZAÇÃO
Gabarito de Marketing Editorial
EDITORES
Ana Luiza Guímaro
Leonel Prata
PROJETO GRÁFICO
Ana Basaglia



RECICLATO SUZANO

Relatório impresso em Reciclato, o offset 100% reciclado da Cia. Suzano, produzido com aparas pré e pós-consumo.
Parte da renda arrecadada com a venda desse produto é destinada aos projetos sociais e ambientais do Instituto Ecofuturo,
ONG criada pela Cia. Suzano para promover o desenvolvimento sustentável no Brasil (7/2002).